UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*


                             SMF ENERGY CORPORATION
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    78453M109
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                                 (CUSIP Number)

                                  Damarie Cano
                              8567 Coral Way, #138
                                 Miami, FL 33155
                                 (305) 228-3020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 10 Pages)

-------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78453M109                Schedule 13D                     Page 2 of 10
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Active Investors II, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,324,380
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,324,380
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,324,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

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CUSIP No. 78453M109                Schedule 13D                     Page 3 of 10
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Active Investors III, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,328,742
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,328,742
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,328,742
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

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CUSIP No. 78453M109                Schedule 13D                     Page 4 of 10
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Fundamental Management Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,653,122
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,653,122
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,653,122
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

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CUSIP No. 78453M109                Schedule 13D                     Page 5 of 10
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ITEM 1.           SECURITY AND ISSUER.

This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.01 par value per share (the "Common Stock") of SMF Energy Corporation (the "Company"), whose principal place of business is located at 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida 33309.

ITEM 2.           IDENTITY AND BACKGROUND.

The persons filing this Schedule 13D are Active Investors II, Ltd., a Florida limited partnership ("Active II"); Active Investors III, Ltd., a Florida limited partnership ("Active III") and Fundamental Management Corporation, a Florida corporation ("Fundamental" and together with Active II and Active III, the "Reporting Persons"). The principal business and office address for each of Active II, Active III and Fundamental is 8567 Coral Way, #138, Miami, Florida 33155. Information as to the identity and background of the executive officers, directors and control persons of Fundamental (collectively, the "Principals") is set forth on Appendix A attached hereto which is incorporated by reference herein. Active II and Active III are private investment funds. Fundamental is the sole general partner of Active II and Active III, which is its principal business.

During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Principals, (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 29, 2008, Active II converted $502,150.00 of the principal balance and accrued interest on its short-term promissory notes issued by the Company on November 19, 2007, (the "Notes") into 913 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock of the Company at a conversion price of $0.55 per share of Common Stock, which gives Active II beneficial ownership of 913,000 shares of Common Stock. In addition, Active II holds 411,380 shares of Common Stock for total beneficial holdings of 1,324,380 shares of Common Stock of the Company.

On February 29, 2008, Active III also converted $502,150.00 of the principal balance and accrued interest on its Notes into 913 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into 1,000 shares of Common Stock of the Company at a conversion price of $0.55 per share of Common Stock, which gives Active III beneficial ownership of 913,000 shares of Common Stock. In addition, Active III holds 415,742 shares of Common Stock, for total beneficial holdings of 1,328,742 shares of Common Stock of the Company.

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CUSIP No. 78453M109                Schedule 13D                     Page 6 of 10
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ITEM 4.           PURPOSE OF TRANSACTION.

The shares of Series A Preferred Stock were acquired by Active II and Active III for investment purposes.

In the ordinary course of the businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investments in the Common Stock, the Reporting Persons may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

a. As of the date of the filing of this Schedule 13D, Active II is deemed to beneficially own 1,324,380 shares of Common Stock of the Company. Active II's beneficial ownership represents 8.56% of the issued and outstanding Common Stock of the Company, assuming conversion of its shares of Series A Preferred Stock. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,324,380 shares of Common Stock. Active II has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

b. As of the date of the filing of this Schedule 13D, Active III is deemed to beneficially own 1,328,742 shares of Common Stock of the Company. Active III's beneficial ownership represents 8.59% of the issued and outstanding Common Stock of the Company, assuming conversion of its shares of Series A Preferred Stock. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,328,742 shares of Common Stock. Active III has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

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CUSIP No. 78453M109                Schedule 13D                     Page 7 of 10
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c.       As of the date of the filing of this Schedule 13D, Fundamental, in its capacity as the sole general partner of Active II and Active III, is deemed to beneficially own 2,653,122 shares of Common Stock of the Company. Fundamental's beneficial ownership represents 16.20% of the issued and outstanding Common Stock of the Company, assuming conversion of Active II and Active III's shares of Series A Preferred Stock. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,653,122 shares of Common Stock. Fundamental has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

See Item 3 for a description of transactions in the class of securities reported that were effected during the past sixty days by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Fundamental is the sole general partner of Active II and Active III.

None of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Joint Filing Agreement

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CUSIP No. 78453M109                Schedule 13D                     Page 8 of 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 17, 2008


                                    ACTIVE INVESTORS II, LTD.

                                    By:   Fundamental Management Corporation,
                                          its General Partner


                                    By:   /s/ Damarie Cano
                                          --------------------------------------
                                          Damarie Cano, Secretary and Treasurer


                                    ACTIVE INVESTORS III, LTD.

                                    By:   Fundamental Management Corporation,
                                          its General Partner


                                    By:   /s/ Damarie Cano
                                          --------------------------------------
                                          Damarie Cano, Secretary and Treasurer



                                    FUNDAMENTAL MANAGEMENT CORPORATION


                                    By:   /s/ Damarie Cano
                                          --------------------------------------
                                          Damarie Cano, Secretary and Treasurer

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CUSIP No. 78453M109                Schedule 13D                     Page 9 of 10
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                                   APPENDIX A

                           IDENTITY AND BACKGROUND OF

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                       FUNDAMENTAL MANAGEMENT CORPORATION

-----------------------------------------------------------------------------------------------------------
           Name and Position with              Present Occupation or Employment                 Citizenship
     Fundamental Management Corporation             and Business Address
-----------------------------------------------------------------------------------------------------------
Carl N. Singer                                President and Chief Executive Officer of          U.S.A.
President and Chief Executive Officer         Fundamental Management Corporation
                                              8567 Coral Way #138
                                              Miami, FL 33155

-----------------------------------------------------------------------------------------------------------
Damarie Cano                                  Secretary and Treasurer of                        U.S.A.
Secretary and Treasurer                       Fundamental Management Corporation
                                              8567 Coral Way #138
                                              Miami FL 33155

-----------------------------------------------------------------------------------------------------------
Robert Salisbury                              Director of                                       U.S.A
Director                                      Fundamental Management Corporation
                                              8567 Coral Way #138
                                              Miami FL 33155

-----------------------------------------------------------------------------------------------------------
C. Rodney O'Connor                            Director of U.S.A.
Director                                      Fundamental Management Corporation
                                              8567 Coral Way #138
                                              Miami FL 33155

-----------------------------------------------------------------------------------------------------------
Robert Picow                                  Director of                                       U.S.A.
Director                                      Fundamental Management Corporation
                                              8567 Coral Way #138
                                              Miami FL 33155

-----------------------------------------------------------------------------------------------------------

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CUSIP No. 78453M109                Schedule 13D                    Page 10 of 10
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                                     EXHIBIT

                             Joint Filing Agreement


      In accordance with rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 17th day of April, 2008.

                                    ACTIVE INVESTORS II, LTD.

                                    By:   Fundamental Management Corporation,
                                          its General Partner


                                    By:   /s/ Damarie Cano
                                          --------------------------------------
                                          Damarie Cano, Secretary and Treasurer


                                    ACTIVE INVESTORS III, LTD.

                                    By:   Fundamental Management Corporation,
                                          its General Partner


                                    By:   /s/ Damarie Cano
                                          --------------------------------------
                                          Damarie Cano, Secretary and Treasurer



                                    FUNDAMENTAL MANAGEMENT CORPORATION


                                    By:   /s/ Damarie Cano
                                          --------------------------------------
                                          Damarie Cano, Secretary and Treasurer